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                             January 9, 2024

       Kim Kwan Kings Wong
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715
       7F, Hong Kong Plaza
       118 Connaught Road West
       Hong Kong

       Top Wealth Group Holding Ltd

       Top Wealth Group Holding Ltd

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed January 5,
2024
                                                            File No. 333-275684

       Dear Kim Kwan Kings Wong:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Index to Financial Statements, page F-1

   1. We note your December 31, 2022 audited financial statements are older than 12 months at the date of this
amended registration statement. Please be advised that since this is an initial public offering
of your ordinary shares, you are required to provide updated annual financial statements
and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should
provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the
filing.
 Kim Kwan Kings Wong
Top Wealth Group Holding Ltd
January 9, 2024
Page 2

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                         Sincerely,
FirstName LastNameKim Kwan Kings Wong
                                                         Division of
Corporation Finance
Comapany NameTop Wealth Group Holding Ltd
                                                         Office of
Manufacturing
January 9, 2024 Page 2
cc:       Jason Ye
FirstName LastName